UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Closing of Amerisur Acquisition

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES CLOSING OF AMERISUR ACQUISITION

Bogota, Colombia – January 16, 2020 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced that it has closed the previously announced acquisition of Amerisur Resources Plc. (“Amerisur”) (LON: AMER).

GeoPark acquired the entire issued share capital of Amerisur for a total cash consideration of approximately $314 million (approximately £242 million at an offer price of 19.21 pence per share). The Company is funding the transaction through the issuance of $350 million 5.5% senior notes due 2027, to be used for the Amerisur acquisition and for general corporate purposes.

Amerisur is a cashflow positive, growing business with low operating costs and a strong balance sheet with no debt, and a cash position of $36 million as of September 30, 2019. The Amerisur acquisition incorporates 13 production, development and exploration blocks in Colombia, including 12 operated blocks in the Putumayo basin and the non-operated CPO-5 block in the Llanos basin, the Oleoducto Binacional Amerisur (an export oil pipeline from Colombia to Ecuador), and valuable partnerships with Oxy and ONGC (the national oil company of India and operator of the CPO-5 block).

Key metrics of Amerisur include net light oil production of 6,865 bopd (September 2019), net proven reserves of 15.0 million barrels, net proven and probable reserves of 21.8 million barrels (certified by McDaniel & Associates as of end-July 2019) and net unrisked exploration resources of 289 million to 566 million barrels (mean to high-end, estimated by McDaniel & Associates).

James F. Park, Chief Executive Officer of GeoPark, commented: “Through this transaction, GeoPark continues delivering on our 17-year vision of creating from scratch, patiently and responsibly, the leading oil and gas independent across Latin America. The acquisition of Amerisur brings a wagon full of short, medium and long-term benefits - including light oil production, proven reserves, low breakeven cash flow, low-risk development opportunities, significant exploration resources, new strategic acreage, carried exploration drilling, a cross border pipeline, new industry partnerships and attractive operating and commercial synergies. Our team is prepared and hitting the ground running today to begin working on this exciting new opportunity”.

For further information please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA T: +1 (212) 687-8080
Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the funding of the Amerisur acquisition, Amerisur’s expected business exploration and production, its drilling activities, its reserves, its partnerships and its financial results. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: January 16, 2020